SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                GSE Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36227K106
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                            GP Strategies Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 30, 2005
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



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CUSIP No. 36227K106                                             Page 2 of 6

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  GP Strategies Corporation I.D. No. 13-1926739

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  WC, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  Delaware

--------------------- ---------------------------------------------------------
Number of             7.       Sole Voting Power
Shares
Beneficially                      0
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  0

                      10.      Shared Dispositive Power

                                  0
--------------------- ----------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ ]

         13. Percent of Class Represented by Amount in Row (11)

                  0%

         14.      Type of Reporting Person (See instructions)

                  CO



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CUSIP No. 36227K106                                                 Page 3 of 6

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Jerome I. Feldman

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  USA

--------------------- ----------------------------------------------------------
Number of             7.       Sole Voting Power
Shares
Beneficially                      382,753
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  382,753

                      10.      Shared Dispositive Power

                                  0
--------------------- ----------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  382,753

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See instructions) [   ]

         13. Percent of Class Represented by Amount in Row (11)

                  4.3%

         14.      Type of Reporting Person (See instructions)

                  IN



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

CUSIP No. 36227K106                                                 Page 4 of 6

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Scott N. Greenberg

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  USA

--------------------- ----------------------------------------------------------
Number of             7.       Sole Voting Power
Shares
Beneficially                   106,147
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                               106,147

                      10.      Shared Dispositive Power

                                  0
--------------------- ----------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  106,147

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See instructions) [   ]

         13. Percent of Class Represented by Amount in Row (11)

                  1.2%

         14.      Type of Reporting Person (See instructions)

                  IN

CUSIP No. 36227K106                                                 Page 5 of 6


This amendment No. 1 to the Schedule 13D filed by GP Strategies Corporation ("GP Strategies"), Jerome I. Feldman, and Scott N. Greenberg on October 30, 2003, relates to the Common Stock, par value $0.01 per share (the "Common Stock") of GSE Systems, Inc., 7133 Rutherford Road, Baltimore, MD 21244. This amendment No. 1 is being filed (i) by GP Strategies to report the disposition of all of the shares of Common Stock it had beneficially owned, (ii) by Mr. Feldman and Mr. Greenberg, to report the acquisition of certain shares of Common Stock, and (ii) by GP Strategies and Mr. Greenberg to report that they are no longer the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 2.  Identity and Background

This statement is filed by GP Strategies, Jerome I. Feldman and Scott N. Greenberg. The present principal occupation of Mr. Greenberg is Chief Executive Officer and Chief Financial Officer of GP Strategies. Mr. Feldman is Chairman of the Executive Committee of the Board of Directors of GP Strategies, but is no longer an officer of GP Strategies. Accordingly, Mr. Feldman may no longer be deemed to have voting or dispositive control over securities beneficially owned by GP Strategies.

Item 5.  Interest in Securities of the Issuer

(a) On September 30, 2005, GP Strategies distributed all of its shares of Common Stock to GP Strategies stockholders on a pro rata basis (the "Spin-Off"). As a result of the Spin-Off, GP Strategies no longer owns any shares of Common Stock. In the Spin-Off, Mr. Feldman and Mr. Greenberg received 165,753 shares and 6,147 shares of Common Stock, respectively. As a result, following the Spin-Off, Mr. Feldman and Mr. Greenberg beneficially owns 382,753 shares (including 217,000 shares subject to options owned by Mr. Feldman which are currently exercisable) and 106,147 shares of Common Stock (including 100,000 shares subject to options owned by Mr. Greenberg which are currently exercisable), representing approximately 4.3% and 1.2% of the outstanding shares of Common Stock (based on a total of 8,999,706 shares of Common Stock outstanding as of August 1, 2005), respectively.

(c) In the past 60 days, the sole transaction in Common Stock effected by GP Strategies was the Spin-Off. In the past 60 days, Mr. Feldman and Mr. Greenberg did not effect any transactions in Common Stock, but they received shares of Common Stock in the Spin-Off, as described in (a), above.

(e) As a result of the Spin-Off, as of September 30, 2005, GP Strategies and Mr. Greenberg each ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.




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






                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005


                                GP STRATEGIES CORPORATION


                                By: Scott N. Greenberg, Chief Executive Officer
                                    and Chief Financial Officer




                                    Jerome I. Feldman




                                    Scott N. Greenberg






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